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--------                                      U. S. SECURITIES AND EXCHANGE COMMISSION                 -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB Number:       3235-0287
    LONGER SUBJECT TO                                                                                   Expires:  December 31, 2001
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
    CONTINUE.  SEE                       Section 30(f) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
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1. Name and Address of Reporting Person*     2. Issuer Name and Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
   Rothstein      Norman                     H Power Corp. ("HPOW")                                 Director          X  10% Owner
                                                                                               ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. IRS Identification      4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Year                        below)       below
                                                Person, if an entity                           -------------------------------------
    311 Links Drive West                        (Voluntary)                September 2000
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original    X
                                                                                              ---Form filed by One Reporting Person
                                                                           (Month/Year)       ---Form filed by More than One
    Oceanside     New York         11572                                                         Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security               2. Trans-   3. Trans-     4. Securities Acquired (A)    5. Amount of     6. Owner-   7. Nature
   (Inst. 3)                          action      action        or Disposed of (D)            Securities       ship        of In-
                                      Date        Code          (Inst. 3, 4 and 5)            Beneficially     Form:       direct
                                                  (Inst. 8)                                   Owned at         Direct      Bene-
                                     (Mo/                                                     End of           (D) or      ficial
                                      Day/     -------------------------------------------    Month            Indirect    Owner-
                                      Yr)                                 (A) or                               (I)         ship
                                                Code    V       Amount    (D)     Price       (Instr. 3        (Instr. 4) (Instr. 4)
                                                                                              and 4)
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Common Stock, $.001 par value per share 09/13/00  S            525,000     D      $16.00      2,475,000             I    By Spouse
                                                                                                                         (1)
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Common Stock, $.001 par value per share                                                         153,125             D
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Common Stock, $.001 par value per share                                                          75,000             I     By Brother
                                                                                                                          (2)
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Common Stock, $.001 par value per share                                                       3,625,000             I      By
                                                                                                                           Children
                                                                                                                           (3)
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Common Stock, $.001 par value per share                                                         125,000             I      By Self
                                                                                                                           as
                                                                                                                           trustee
                                                                                                                           for
                                                                                                                           Jordan H.
                                                                                                                           Rothstein
                                                                                                                           2000 Irr-
                                                                                                                           evocable
                                                                                                                           Trust (4)
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Common Stock, $.001 par value per share                                                         125,000             I      By Self
                                                                                                                           as
                                                                                                                           trustee
                                                                                                                           for
                                                                                                                           Nicole S.
                                                                                                                           Rothstein
                                                                                                                           2000 Irr-
                                                                                                                           evocable
                                                                                                                           Trust (5)
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Common Stock, $.001 par value per share                                                         125,000             I      By
                                                                                                                           Dynamark
                                                                                                                           Corp. (a
                                                                                                                           company
                                                                                                                           con-
                                                                                                                           trolled
                                                                                                                           by Self)

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
* If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

                              Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                                                                              Page 1
                                                                                                                     SEC 1474 (3-99)
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action      tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date        (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Mo/                       posed of (D)             (Mo/Day/
                                       Deriv-       Day/                      (Instr. 3, 4, 5)         Yr)
                                       ative        Yr)
                                       Security
                                                                                                    --------------------

                                                                                                     Date      Expira-
                                                             --------------------------------------  Exer-     tion
                                                                                                     cisable   Date
                                                              Code    V        (A)        (D)
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7. Title and Amount of Under-       8. Price   9. Number     10. Owner-     11. Nature
   lying Securities                    of         of Deriv-      ship           of In-
   (Instr. 3 and 4)                    Deriv-     ative          Form           direct
                                       ative      Securi-        of De-         Bene-
                                       Secur-     ties           rivative       ficial
                                       ity        Bene-          Secu-          Own-
                                       (Instr.    ficially       rity:          ership
                                       5)         Owned          Direct         (Inst. 4)
                                                  at End         (D) or
                     Amount or                    of             Indi-
       Title         No. of                       Month          rect (I)
                     Shares                       (Inst. 4)      (Inst. 4)
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Explanation of Responses: (1) The 525,000 shares of Common Stock were sold, pursuant to the exercise of an over-allotment option by the underwriters of H Power Corp.'s initial public offering, by Cynthia
                              Rothstein, the spouse of the Reporting Person. Mr. Rothstein disclaims beneficial ownership of the shares of Common Stock held by his spouse for purposes of Section 16 of the
                              Securities Exchange Act of 1934 and for all other purposes.

                          (2) The 75,000 shares of Common Stock are held by Carl Rothstein, the brother of the Reporting Person. Mr. Rothstein disclaims beneficial ownership of the shares of Common Stock held by his brother for purposes of Section 16 of the Securities
                              Exchange Act of 1934 and for all other purposes.

                          (3) The 3,625,000 shares of Common Stock are held by Allan
                              Rothstein, (1,625,000 shares), Steven Rothstein (1,000,000 shares) and Tammy Rothstein (1,000,000 shares), the children of the Reporting Person. Mr. Rothstein disclaims beneficial ownership of the shares of Common Stock held by his children for purposes of Section 16 of the Securities Exchange Act of
                              1934 and for all other purposes.

                          (4) Consists of shares of Common Stock owned of record by the
                              Jordan H. Rothstein 2000 Irrevocable Trust, of which the
                              reporting person is the Trustee. Mr. Rothstein disclaims
                              beneficial ownership of the shares of Common Stock held by the
                              Trust for purposes of Section 16 of the Securities Exchange Act of 1934 and for all other purposes.

                          (5) Consists of shares of Common Stock owned of record by the
                              Nicole S. Rothstein 2000 Irrevocable Trust, of which the
                              reporting person is the Trustee. Mr. Rothstein disclaims
                              beneficial ownership of the shares of Common Stock held by the
                              Trust for purposes of Section 16 of the Securities Exchange
                              Act of 1934 and for all other purposes.
                                                                                  /s/ Thomas Michael                   10/10/00
                                                                                  -----------------------------------  -----------
**Intentional misstatements or omissions of facts constitute                        **Signature of Reporting Person       Date
  Federal Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).             Attorney-in-fact

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, SEE Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
                                                                                                                              Page 2
                                                                                                                     SEC 1474 (3-99)
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                                POWER OF ATTORNEY


            KNOW ALL MEN BY THESE PRESENTS:


            The undersigned (the "Reporting Person") hereby constitutes and appoints William Zang and Thomas Michael, and either of them or his designee, as the undersigned's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution with respect to all matters arising in connection with the filing of statements of beneficial ownership, including, without limitation, Initial Statement of Beneficial Ownership on Form 3 ("Form 3"), Statement of Changes in Beneficial Ownership on Form 4 ("Form 4") and Annual Statement of Beneficial Ownership on Form 5 ("Form 5"), of the securities of H Power Corp. (the "Company") with the Securities and Exchange Commission (the "Commission") and any exchange on which the securities of the Company are traded on behalf of the Reporting Person in the Reporting Person's capacity as director and/or officer of the Company with full power in the Reporting Person's name and on the Reporting Person's behalf, to do any and all of the following:

1. To make, execute and file with the Commission statements on Forms 3, 4 or 5, or amendments to a statement on Forms 3, 4 or 5, with respect to the beneficial ownership by the Reporting Person of the securities of the Company; and

2. Otherwise to take all actions and to do all things necessary or proper, required, contemplated or deemed advisable by the attorney-in-fact, in his discretion, including the execution and delivery of all documents, and generally to act for and in the name of the Reporting Person with respect to the filing of statements on Forms 3, 4 or 5, or amendments to statements on Forms 3, 4 or 5, as fully as would the Reporting Person if then personally present and acting.


Dated: August 31, 2000


                                                 /s/ Norman Rothstein
                                                 -------------------------------
                                                 Name: Norman Rothstein